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                                                                       EXHIBIT 4

N E W S   R E L E A S E

CCH INCORPORATED
2700 Lake Cook Road
Riverwoods, IL 60015-3888

                                        CONTACT: Mary Dale Walters
                                                 212-906-2627 on 11/27/95
                                                 708-267-2038 after 11/27/95


                  CCH INCORPORATED ACCEPTS $1.9 BILLION OFFER
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                             FROM WOLTERS KLUWER,
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              SALE CREATES LEADING GLOBAL PROFESSIONAL PUBLISHER
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    (Riverwoods, ILL., November 27, 1995) -- CCH INCORPORATED (NASDAQ: CCHI), a
leading provider of tax and business law information, software and services, said today that it has entered into a definitive agreement for the sale of the company to Wolters Kluwer NV, the international publisher of print and electronic information for professionals and businesses, for approximately
US $1.9 billion, or $55.50 per share, net to the seller in cash.

    Wolters Kluwer (WK) will be launching a tender offer for all the outstanding shares of CCH. Holders of a majority of CCH's shares, including members of the Thorne family, have entered into a definitive agreement with Wolters Kluwer to tender their shares into the tender offer and vote for the merger, and have given Wolters Kluwer an option to purchase their shares. The same per share price is payable for Class A (voting) and Class B (non-voting) common stock.

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ADD 1-1-1

    The acquisition by Wolters Kluwer of CCH, with estimated 1995 revenues of $600 million, places Wolters Kluwer in the position of being one of the world's leading professional publishers, with combined anticipated revenues of more than US $2.4 billion.

    The purchase by the US $1.8 billion (revenues) Wolters Kluwer moves the Dutch company dramatically forward in its strategy of developing greater in North America.

    The acquisition brings together two of the world's most respected business-to-business publishing companies specializing in electronic and print products for legal, tax and health care professionals. CCH is the leading provider of print, CD-ROM, computer disk and online tax and business law information in the U.S. and operates subsidiaries in Australia, Canada, United Kingdom, New Zealand, Singapore and Japan. Amsterdam-based Wolters Kluwer is a major business-to-business publisher of legal, tax and medical/scientific information with operations throughout the U.S. and Europe, including Belgium, Germany, France, Italy, Spain, Sweden and the Netherlands.

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ADD 2-2-2

    "The decision to sell CCH was not an easy one," said Oakleigh Thorne, president and CEO of the company, whose great, great grandfather founded the company more than 103 years ago. "However, after a thoughtful, thorough analysis of advantages it offered CCH and its shareholders -- combined with dramatic and rapid changes in the industry -- we found the offer very compelling.

    "The advantages for CCH are many," added Thorne, "particularly when we look at the long term growth opportunities. CCH is firmly established as the leader in our core market segments and will achieve substantial earnings growth in future years. Now, in combination with Wolters Kluwer, new opportunities for long term growth in new markets are clearly within reach."

    Thorne said the acquisition by WK creates a strong partnership between two organizations of similar corporate philosophies and strategic directions.

    "Both companies have similar visions of how future growth and continued profitability -- in a rapidly evolving, global information industry -- can be achieved," said Thorne. "In recent years, CCH has emerged as the industry's technology innovator with a clear commitment to using that technology to provide authoritative, quality content to global customers.

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ADD 3-3-3

    "Wolters Kluwer shares this philosophy with us, is committed to expanding our technology leadership and dedicated to delivering products via the most desired proprietary and non-proprietary media."

    "This is a strategic break-through for Wolters Kluwer. CCH is a wonderful partner for us and will be our flagship legal publishing company in the U.S. We are particularly impressed with their position in the tax markets and their state of the art electronic products and services," said Cor Brakel, chairman of the executive board, Wolters Kluwer.

    The transition in ownership is expected to be a smooth one, according to Thorne.

    "We don't expect the purchase to create changes in the current management staff and the basic corporate structure is likely to remain in place," he said. "We anticipate no disruptions in the day-to-day operations or customer service and no substantial impact on our global employee base.

    The acquisition is subject to customary conditions, including Hart-Scott-Rodino clearance. The tender offer is expected to terminate on January 4, 1996, subject to extension.

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ADD 4-4-4

    Wolters Kluwer is a multinational publishing company established in 16 European countries and the United States. Annual sales are approximately
Dfl 2.8 billion. The number of employees is around 8,000. Core activities are business publishing (for the profit and non profit sector), legal and tax publishing, medical and scientific publishing, educational publishing and professional training.

    Originally founded in 1913, CCH INCORPORATED has served four generations of business professionals, offering more than 600 print and electronic products for the tax, legal, securities, financial planning, health care and human resources markets. The company employs approximately 5,100 people worldwide with major U.S. facilities in Riverwoods and Chicago, Ill.; New York, NY; Washington, DC; St. Petersburg, Fla.; Torrance and San Rafael, Calif.; Wichita, Kan.; and Cedar Rapids, Iowa.

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